40-33

811-4419

AEGON
Transamerica
fund advisers

04044422

October 4, 2004

Office of Applications and Report Services
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

On behalf of AEGON/Transamerica Series Fund, Inc. (formerly, WRL Series Fund, Inc.) (the "Fund"), enclosed is a copy of a Motion to Dismiss (the "Motion") as filed in the U.S. District Court, Northern District of Georgia, Atlanta Division, which granted the dismissal of the Fund as a defendant in the complaint of Jeffrey L. Johnson, on behalf of himself and all others similarly situated (Civil Action No. 1:01-CV-2617-CAP).

A copy of the Motion is being filed pursuant to Section 33 of the Investment Company Act of 1940.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions regarding this filing, please contact me at 727.299.1824.

Sincerely,

John K. Carter
General Counsel, Senior Vice President and Secretary

Enclosures

L:\Legal\SEC\Class Action Claim Letters\Johnson.ATSF_Dismissal.DOC

FILED IN CHAMBERS
9-20-04
Luther D. Thomas, Clerk
By: Deputy Clerk

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF GEORGIA
ATLANTA DIVISION

JEFFERY L. JOHNSON, on behalf of himself and all others similarly situated, Plaintiffs, v. AEGON USA, INC.; WMA SECURITIES, INC.; et al., Defendants.	CIVIL ACTION NO. 1:01-CV-2617-CAP

O R D E R

The plaintiffs filed this securities action individually and on behalf of all others similarly situated. In their amended consolidated complaint filed on September 8, 2003, the plaintiffs allege that the defendants violated Sections 11 and 12(a)(2) of the Securities Act of 1933. 15 U.S.C. §§ 77k, 77l(a)(2). The plaintiffs also assert controlling person liability pursuant to Section 15 of the 1933 Act. 15 U.S.C. § 77o.

The plaintiffs assert claims against two sets of defendants. The first group of defendants is composed of Aegon USA, Inc., Aegon Financial Services Group, Inc., AFSG Securities Corporation, PFL Life Insurance Company, AUSA Life Insurance Company, Inc., Western Reserve Life Assurance Company of Ohio, WRL Series Fund, Inc., Bankers United Life Assurance Company, and Transamerica Life Insurance and Annuity Company (collectively the "Aegon defendants"). The second group of defendants is composed of World Money Group and its subsidiary WMA Securities, Inc. (the "WMA defendants"). Pending before the court are two motions to dismiss filed by the Aegon defendants [Doc. No. 58-1] and the WMA defendants [Doc. No. 59-1].

I. **Factual Background and Procedural History**

The present action arises from the plaintiffs' purchase of deferred variable annuities that were allegedly developed, marketed, issued, or underwritten by the defendants. The plaintiffs contend that the defendants misled prospective investors by failing to reveal that these deferred annuities were not generally appropriate investments for placement into qualified retirement plans. Specifically, the plaintiffs assert that because earnings on any investment placed in qualified retirement plans are already tax-deferred, the purchase of a tax-deferred annuity affords no additional tax advantages to the purchaser. Furthermore, the plaintiffs claim that the fees charged for deferred annuities significantly exceed those charged for similar non-annuity investments, like mutual funds. The plaintiffs claim that because earnings placed in their retirement plans were already tax-deferred, the purchase of the deferred annuities simply increased the costs to the plaintiffs without any additional economic benefit. The plaintiffs' claims do not, however, sound in fraud. Rather, the plaintiffs contends that the alleged conduct was innocent, negligent, or grossly negligent.

The plaintiffs claim that although deferred annuities are almost never appropriate investments for qualified retirement plans, the defendants actively recommended and sold these annuities to unsophisticated investors and small business owners for use in their tax deferred retirement plans. The plaintiffs claim that the prospectuses and accompanying documents that were provided to the plaintiffs upon the purchase of the annuities did not adequately disclose that (1) tax deferred annuities are generally inappropriate investments for tax deferred retirement plans and (2) a variable annuity should be purchased only when its other benefits support the purchase.

Therefore, the plaintiffs seek recovery of the allegedly substantial fees, commissions, and charges paid in excess of what would have been paid for investments that were, in fact, suitable and appropriate for placement in tax-deferred retirement plans. The plaintiffs also seek declaratory and injunctive relief ordering the defendants to stop charging surrender fees with respect to any qualified annuity contract and preventing the future sale of these annuities.

On October 1, 2001, plaintiff Jeffery Johnson filed the initial complaint in this matter. In an order dated August 12, 2002, Mr. Johnson was appointed lead plaintiff. On December 10, 2002, he filed a consolidated complaint, adding named plaintiffs Kathleen Hughes and Carolyn Gerin. Also added to this action as defendants were World Money Group, Inc., WRL Series Fund, Inc., and Transamerica Life and Annuity Company. By way of an order dated August 18, 2003, the court struck the plaintiffs' consolidated complaint as a shotgun pleading and ordered the plaintiffs to recast their complaint.

The plaintiffs filed their amended consolidated complaint on September 8, 2003. The amended consolidated complaint contains three counts. Count I alleges that the Aegon defendants violated Section 11 of the 1933 Securities Act and alleges control person liability pursuant to Section 15 of the Act. Count two alleges that the defendants violated Section 12(a)(2) of the 1933 Act and asserts control person liability under Section 15. Count III seeks declaratory and injunctive relief. The Aegon defendants then filed their pending motion to dismiss on September 26, 2003, and the WMA defendants filed their pending motion to dismiss on September 29, 2003.

II. The Terms of the Prospectus

Each of the three named plaintiffs in this case purchased their deferred annuity on a different date. Therefore, each plaintiff purchased his or her annuities under a slightly different prospectus. However, the parties agree that these different prospectuses contain essentially the same or very similar language. Thus, for the purposes of the pending motions to dismiss, when referring to the relevant terms of the prospectuses at issue, the parties rely upon the language contained in the May 2000 WRL Prospectus under which Mr. Johnson purchased his annuity.

At the outset, the 2000 WRL Prospectus discusses the general tax features of the annuities. In this section, the prospectus informs potential customers seeking to purchase the annuities that "Different tax consequences may apply for a Contract used in connection with a qualified retirement plan." 2000 WRL Prospectus at 5. The prospectus later warns prospective customers purchasing the annuities through a tax-favored arrangement to "consider carefully the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax-favored arrangement itself provides tax-sheltered growth." 2000 WRL Prospectus at 7.

The prospectus provides a more thorough discussion of the tax features of the deferred annuities on page 28, entitled "Taxes". The relevant portion of this discussion reads as follows:

> **Note**: Western Reserve has prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax advisor about your own circumstances. We believe that the contract qualifies as an annuity contract for federal income tax purposes and the following discussion assumes it so qualifies. We have included an additional discussion regarding taxes in the SAI [Statement of Additional Information].
>
> **Annuity Contracts in General**
>
> Deferred annuity contracts are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Code for annuities.
>
> Simply stated, the rules provide that you will not be taxed on the earnings, if any, on the money held in your annuity Contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of Contract - qualified or nonqualified (discussed below).
>
> You will generally not be taxed on increases in the value of your Contract until a distribution occurs - either as a partial withdrawal, complete surrender or as annuity payments.
>
> When a non-natural person (e.g., corporations or certain other entities other than tax-qualified trusts) owns a nonqualified Contract, the Contract will generally not be treated as an annuity for tax purposes.

Qualified and Nonqualified Contracts

If you purchase the Contract under an individual retirement annuity, a 403(b) plan, 457 plan, or pension or profit sharing plan, your Contract is referred to as a qualified contract.

If you purchase the Contract as an individual and not under a qualified Contract, your Contract is referred to as a nonqualified Contract.

Because the variable annuity contracts provide tax deferral whether purchased as a qualified Contract or nonqualified Contract, you should consider whether the features and benefits unique to variable annuities are appropriate for your needs when purchasing a qualified Contract.

A qualified Contract may be used in connection with the following plans:

- Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the Contract. A Roth IRA also allows individuals to make contributions to the Contract, but it does not allow a deduction for contributions. Roth IRA distributions may be tax-free if the owner meets certain rules.
- Tax-Sheltered Annuity (403(b) Plan): A 403(b) plan may be made available to employees of certain public school systems and tax-exempt organizations and permits contributions to the Contract on a pre-tax basis.
- Corporate Pension and Profit-Sharing and H.R. 10 Plans: Employers and self-employed individuals can establish pension or profit-sharing plans for their employees or themselves and make contributions to the Contract on a pre-tax basis.
- Deferred Compensation Plan (457 Plan): Certain governmental and tax-exempt organizations can establish a plan to defer compensation on behalf of the employees through contributions to the Contract.

> There are limits on the amount of annual contributions you can make to these plans. Other restrictions may apply. The terms of the plan may limit your rights under a qualified Contract. You should consult your legal counsel or tax advisor if you are considering purchasing a Contract for use with any retirement plan. We have provided more detailed information on these plans and the tax consequences associated with them in the SAI.

2000 WRL Prospectus, pg. 28-29.

III. Legal Standards

A. 12(b)(6) Motion to Dismiss Standard

Both groups of defendants in this case have filed motions to dismiss for failure to state a claim pursuant to Federal Rule of Civil Procedure 12(b)(6). A Rule 12(b)(6) motion questions the legal sufficiency of a complaint. Generally, a complaint should be dismissed pursuant to Rule 12(b)(6) only where no set of facts could support the plaintiff's claims for relief. Linder v. Portocarrero, 963 F.2d 332 (11th Cir. 1992). Therefore, in assessing the merits of a 12(b)(6) motion, the court must assume that all the factual allegations set forth in the complaint are true. Powell v. Lennon, 914 F.2d 1459, 1463 (11th Cir. 1990). In considering whether a plaintiff has pled securities claims adequately to withstand a motion to dismiss, the court may consider evidence outside the pleadings that is undisputedly authentic and on which the plaintiff specifically has relied in the complaint.

See Harris v. Ivax Corp., 182 F.3d 799, 802 n. 2 (11th Cir. 1999). Additionally, the Eleventh Circuit has ruled that district courts may consider the contents of public disclosure documents and any relevant documents legally required by and publicly filed with the SEC. However, such documents may be considered only to show their contents, not to prove the truth of matters asserted therein. Oxford Asset Mgmt., Ltd. v. Jaharis, 297 F.3d 1182, 1188 (11th Cir. 2002).

B. Sections 11 and 12 of the Securities Act of 1933

Sections 11 and 12 of the Securities Act provide buyers with a cause of action against those who sell securities by means of a prospectus when the document contains material misstatements or omissions. Section 11(a) of the 1933 Act, 15 U.S.C. § 77k, provides a cause of action to purchasers of securities where "any part of the registration statement, when such part became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading." Section 11 extends liability to every person who signed the registration statement, the issuer's directors, and every underwriter. Section 12(a)(2) of the 1933 Act, 15 U.S.C. § 77l, imposes liability upon one who sells a security "by means of a prospectus or oral communication, which includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading."

Thus, to state a claim under Sections 11 and 12(a)(2) of the 1933 Act, a plaintiff must properly allege that a prospectus (1) contained an untrue statement of a material fact; (2)omitted to state a material fact required to be stated therein; or (3) omitted to state a material fact necessary to make the statements therein not misleading. TAAM Assoc., Inc. v. Housecall Med. Res., Inc., 1998 WL 1745361, *5 (N.D. Ga. March 30, 1998). Scienter is not required for liability under Section 11; the defendants may be liable for innocent or negligent material misstatements or omissions. See In re Stacs Elecs. Sec. Litig., 89 F.3d 1399, 1404 (9th Cir. 1996)(quoting Herman & MacLean v. Huddleston, 459 U.S. 375, 382, 103 S.Ct. 683 (1983)). Because the plaintiffs in this matter base their claims upon an alleged omission of a material fact in the prospectus, the plaintiffs must satisfy either the second or third prong of the test set forth above. TAAM Assoc., 1998 WL 1745361 at *5. Under the second prong, the plaintiffs must allege that the defendant had a duty to disclose the allegedly omitted information. In order to maintain a cause of action under the third prong, the plaintiffs must identify an affirmative statement that is made misleading by the material omission. Id. at *6. The court will first address whether the defendants were under a duty to disclose the alleged material omissions.

C. **Duty to Disclose Under Sections 11 and 12**

In support of their contentions, the plaintiffs rely primarily upon the provisions of National Association of Securities Dealers ("NASD") Notice to Members 99-35, issued in May 1999. The NASD is a non-profit, self-regulatory organization registered with the Securities and Exchange Commission and is the primary regulatory body for the broker-dealer industry. The NASD regulates its members through Conduct Rules and members are subject to discipline for the violation of the NASD Conduct Rules. The NASD also provides notices to its members, in order to provide guidance for members regarding the Conduct Rules and members' obligations thereunder.

NASD Notice to Members 99-35, on which the plaintiffs rely, provides suggested guidelines to NASD Members for the sale of variable annuities. The notice states in part:

> When a registered representative recommends the purchase of a variable annuity for any tax-qualified retirement account (*e.g.,* 401(k) plan, IRA), the registered

> representative should disclose to the customer that the tax deferred accrual feature is provided by the tax-qualified retirement plan and that the tax deferred accrual feature of the variable annuity is unnecessary. The registered representative should recommend a variable annuity only when its other benefits, such as lifetime income payments, family protection through the death benefit, and guaranteed fees, support the recommendation.

NASD Notice to Members 99-35 at 231 (¶ 11).

The plaintiffs also rely, upon SEC Form N-4. The plaintiffs assert that, even if NASD notices and regulations do not impose an express duty of disclosure upon the defendants, SEC Form N-4 does impose such a duty. Form N-4 requires that the prospectus "[b]riefly describe the tax consequences to investors of an investment in the variable annuity contracts being offered. . . . If the tax consequences vary depending on the use of the variable annuity contract (i.e., to fund an individual retirement annuity or corporate plan), the variations should be described briefly."

The defendants, however, rely principally upon a similar case, Donovan v. Skandia Life Assurance Corp., 2003 WL 21757260 (S.D.N.Y. July 31, 2003), aff'd 96 Fed. Appx. 779 (2nd Cir. 2004). In Donovan, the plaintiffs allege violations of the 1933 Securities and of the 1934 Securities Exchange Act. Like the plaintiffs in the present action, the plaintiffs in Donovan charged that the defendants misled prospective investors by suggesting in a prospectus that deferred annuities may be appropriate investments to fund tax-deferred retirement plans. The court dismissed the plaintiffs' claims, finding that the prospectus at issue did not contain a material misstatement or omission. The court concluded that the defendants bore no duty to disclose to potential investors that the tax-deferred features of the annuities were unnecessary in conjunction with a tax-deferred retirement plan. In addition, the court held that the alleged omissions were not material because the terms of the prospectus were sufficient to alert a reasonable investor to the fact that tax-deferred annuities may not be suitable for placement in tax-deferred retirement plans.

The plaintiffs contend that Donovan was wrongly decided. The plaintiffs, however, do concede that no private right of action is afforded simply for violation of an NASD rule. As a general principal, NASD Notices "are not law and noncompliance therewith cannot itself constitute a violation of the federal securities laws." Donovan v. Am. Skandia Life Assurance Corp., 2003 WL 21757260 at *1. Thus, "[n]o duty of disclosure will arise solely from a NASD Notice." Id. However, NASD Notices are relevant to the extent that they show how the NASD interprets its own Conduct Rules. See Nelson v. Pacific Life Ins. Co., 2004 WL 1592617, *3 (S.D. Ga. July 12, 2004)(addressing relevance of NASD Notice 99-35 with regard to plaintiff's claims under the Securities Exchange Act of 1934, §§ 10(b) and 10b-5). Moreover, irrespective of whether the documents cited by the plaintiffs create independent duties to disclose, these documents may provide the court with guidance in determining the materiality of a particular misstatement or omission. See GMS Group, LLC v. Benderson, 326 F.3d 75, 82 (2nd Cir. 2003)(NASD violations are relevant for claims under the Securities Exchange Act of 1934, § 10(b)).

However, the plaintiffs contend that even if neither NASD Notice 99-35 or SEC Form N-4 gives rise to an affirmative duty to disclose, the defendants, nonetheless, bear a general duty imposed by federal securities law to disclose all material information to prospective investors. It is well-established that mere possession of material nonpublic information does not necessarily create a duty to disclose such information. Rather, "the duty question is properly stated as 'whether the defendants had a specific obligation to disclose information of the type that the plaintiffs complain was omitted from the registration statement and prospectus.'" Oxford Asset Mgmt., 297 F.3d at 1190 (quoting Shaw v. Digital Equipment Corp., 82 F.3d 1194, 1202 (1st Cir. 1996)).

The Securities Act of 1933 was "designed to provide investors with full disclosure of material information concerning public offerings of securities in commerce, to protect investors against fraud and, through the imposition of specified civil liabilities, to promote ethical standards of honesty and fair dealing." Ernst

& Ernst v. Hochfelder, 425 U.S. 185, 195, 96 S.Ct. 1375, 1382 (1976). As a general proposition, disclosure is the overarching policy chosen and expressed by Congress in the various Securities Acts. Basic, Inc. v. Levinson, 485 U.S. 224, 234, 108 S.Ct. 978, 985 (1988). Courts have consistently recognized that a fundamental purpose of the various Securities Acts, "was to substitute a philosophy of full disclosure for the philosophy of caveat emptor and thus to achieve a high standard of business ethics in the securities industry." SEC v. Capital Gains Research Bureau, Inc., 375 U.S. 180, 186, 84 S.Ct. 275, 280 (1963).

Ultimately, certain statements or representations, "although literally accurate, can become, through their context and manner of presentation, devices which mislead investors. For that reason, the disclosure required by the securities laws is measured not by literal truth, but by the ability of the material to accurately inform rather than mislead prospective buyers." In re Convergent Technologies Securities Litigation, 948 F.2d 507 (9th Cir. 1991) quoting McMahan & Co. v. Wherehouse Entertainment, Inc., 900 F.2d 576, 579 (2d Cir. 1990). Accordingly, at this stage in the litigation, the court cannot conclude that the defendants bore no duty to disclose the allegedly omitted facts to the plaintiffs in the relevant prospectuses and registration agreements.

D. Materiality of the Alleged Omission

In an action brought pursuant to Sections 11 and 12 of the 1933 Act, defendants may be liable for violations of federal securities laws if a prospectus contains an untrue statement of material fact or if the statements therein are materially misleading in any respect. Oxford Asset Mgmt., 297 F.3d at 1190. The question of materiality is an objective inquiry that hinges upon the significance of an omitted or misrepresented fact to a reasonable investor. TSC Indus., Inc., v. Northway, Inc., 426 U.S. 438, 445, 96 S.Ct. 2126 (1976). As a rule, an omitted fact is material if there is a substantial likelihood that disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the total mix of information made available. Basic, Inc. v. Levinson, 485 U.S. 224, 108 S.Ct. at 983(1988).

The defendants in this matter contend that they have sufficiently disclosed all material information pertaining to the variable annuities at issue in the relevant prospectuses. The defendants claim that the disclosures in the prospectuses were sufficient to alert the plaintiffs to the fact that variable annuities may be inappropriate investments for tax-deferred retirement funds. Specifically, they cite to the language in the 2000 WRL Prospectus. The defendants rely principally upon Donovan in contesting the materiality of the alleged omissions. In Donovan, the court held that the alleged omissions were not material because the terms of the prospectus were sufficient to alert a reasonable investor to the fact that tax-deferred annuities may not be suitable for placement in tax-deferred retirement plans.

In the present case, the plaintiffs contend that the defendants' failure to disclose the fact that deferred annuities are inappropriate investments for tax-deferred retirement plans was a material omission subjecting the defendants to liability under the 1933 Act. The plaintiffs contend that defendants' alleged omissions led them to invest in the deferred annuities which they would not have done had the tax consequences of the investment been fully disclosed in the prospectus.

However, at this stage in the litigation, the court cannot conclude as a matter of law that the language contained in the 2000 WRL prospectus constituted sufficient disclosure. The determination of materiality is a mixed question of law and fact which involves "delicate assessment of the inferences that a 'reasonable shareholder' would draw from a given set of facts and the significance of those inferences to him." TCS Indus., 426 U.S. at 450, 96 S.Ct. at 2133. Taking the facts alleged by the plaintiffs as true, the court finds that the plaintiffs have sufficiently asserted the materiality of the alleged omissions in the prospectus at issue in order to survive the defendants' motions to dismiss. However, the court notes that the evidence presented in this case may ultimately support the defendants' contention that the prospectus at issue in this case sufficiently disclosed all material information to prospective inventors.

IV. **Statute of Limitations**

A. **The Plaintiffs**

The defendants contend that the plaintiffs' claims in this matter are untimely because the plaintiffs failed to initiate suit within in the statute of limitations set forth in 15 U.S.C. § 77m. Section 77m provides, "No action shall be maintained to enforce any liability created under section 77k or 77l(2) of this title unless brought within one year after the discovery of the untrue statement or the omission or after such discovery should have been made by the exercise of reasonable diligence. . . ."

The defendants assert that the plaintiffs should have discovered any alleged falsity or omission in the prospectuses at the time of purchase. Therefore, the defendants contend that the prospectuses at issue placed the plaintiffs on inquiry notice of their claims at the time they purchased the annuities. Thus, the defendants contend that the statue of limitations began to run for each plaintiff on the date of purchase. "Inquiry notice is the term used for knowledge of facts that would lead a reasonable person to begin investigating the possibility that his legal rights had been infringed." Theoharous v. Fong, 256 F.3d 1219, 1228 (11th Cir. 2001) (citation and punctuation omitted). However, because the court has concluded that the plaintiffs have adequately stated claims pursuant to Section 11 and 12 of the 1933 Act based on the facts alleged, the court cannot conclude as a matter of law that the plaintiffs were placed on inquiry notice as of the date they purchased the annuities.

Ultimately, the court is mindful that at a later stage in the litigation of this matter, the evidence presented by the parties may ultimately support the defendants' allegations of untimeliness. However, in a motion to dismiss for failure to state a claim, the court is bound to construe the plaintiffs' allegations as true. Accordingly, for the purposes of this order only, the court will assess the timeliness of this action as of the alleged date of actual notice.

Lead plaintiff Jeffery Johnson purchased his annuity on July 10, 2000. On October 2, 2000, he met with Georgia Department of Insurance Investigators, who informed him that the annuity was an inappropriate investment for his IRA. Thus, Mr. Johnson contends that the date that he received actual notice of the alleged misrepresentations in the prospectus was October 2, 2000. Accordingly, Mr. Johnson contends that the statute began to run on that date. Mr. Johnson filed this class-action suit on October 1, 2001. Taking Mr. Johnson's allegations concerning the date of actual notice as true, the court finds that Mr. Johnson filed his initial complaint in this action within the one-year limitations period. Thus, for the purposes of this order, the court concludes that Mr. Johnson's claims are timely.

With regard to named plaintiffs Carolyn Gerin and Mary Kathleen Hughes, the court reaches a different result. The plaintiffs indicate that Ms. Hughes purchased her annuity in October 1999 and Ms. Gerin made several purchases of her annuity from December 1996 to January 2000. However, the plaintiffs claim that neither Ms. Gerin nor Ms. Hughes discovered the alleged misrepresentations contained in the prospectus until sometime around Thanksgiving 2001, after the filing of Mr. Johnson's original complaint on October 1, 2001.

The plaintiffs contend that once Mr. Johnson filed the original complaint in this matter, the statute of limitations was tolled. Contrary to the plaintiffs' assertions, the filing of the initial complaint in this lawsuit did not toll the statue of limitations for Ms. Gerin and Ms. Hughes to join the action as named plaintiffs. Ms. Gerin and Ms. Hughes were not added to the present action until the filing of the plaintiffs' consolidated complaint on December 10, 2002, over a year after the filing of the original complaint. However, the dismissal of Ms. Gerin and Ms. Hughes as named plaintiffs does not necessarily preclude them from being added at a future stage in this litigation as class members should the court certify the purported class.

B. **Defendants WRL Series Fund, Transamerica Life, and World Money**

Defendants WRL Series Fund, Transamerica Life, and World Money Group argue that the plaintiffs' claims against them are time barred because the plaintiffs added these defendants to this action after the expiration of the statute of limitations and because the plaintiffs' claims do not relate back to the filing of the original complaint. These defendants were not specifically named in the present litigation until the filing of the plaintiffs' consolidated complaint on December 10, 2002. Therefore, these defendants contend that the plaintiffs' claims against them are barred because the amended complaint was filed well after the statute of limitations had run. The plaintiffs, in turn, contend that WRL Series Fund, Transamerica Life, and World Money Group were originally named in the initial complaint as John Doe defendants and that the failure to specifically name these defendants in the original complaint was the result of the defendants' attempts to obfuscate their identities and refusal to clarify their corporate structure.

Whether the plaintiffs' claims against WRL Series Fund, Transamerica Life, and World Money Group are barred by statutes of limitation depends upon whether the plaintiffs' amended complaint relates back to the filing date of the original complaint. If it does relate back, the plaintiffs' claims are not barred. However, if the amended complaint does not relate back, the plaintiffs' claims are barred. Under Federal Rule of Civil Procedure 15(c), an amended complaint relates back to the date of the original complaint under limited circumstances. The general purpose of Rule 15(c) is to allow amended complaints to relate back to original filings for statute of limitations purposes when the amended complaint is correcting a mistake about the identity of the defendant. Powers v. Graff, 148 F.3d 1223, 1226 (11th Cir. 1998). In this matter, the plaintiffs claim that the failure to specifically name these defendants in the initial complaint was the result of a mistake as to the defendants' identities caused by the defendants' dilatory conduct.

However, lack of knowledge regarding the identities of possible defendants is not "a mistake concerning the identify of a proper party." Wayne v. Jarvis, 197 F.3d 1098, 1103 (11th Cir. 1999). The purpose of Rule 15 is to allow relation back "only if the change is the result of an error, such as a misnomer or misidentification." Id. (citation omitted). In the instant case, the plaintiffs did not merely misname or misidentify WRL Series Fund, Transamerica Life, and World Money Group. Rather, at the time Mr. Johnson filed the original complaint, he lacked specific knowledge of the defendants' corporate structure and could not precisely identify the proper defendants. Although courts generally construe the word 'mistake' in Rule 15(c) liberally, the word "mistake" does not mean "lack of knowledge." Id. "For these purposes, ignorance does not equate to misnomer or misidentification." Id. Accordingly, the plaintiffs' claims against WRL Series Fund, Transamerica Life, and World Money Group are barred because "an amended complaint replacing a 'John Doe' defendant with that defendant's correct name does not relate back under Rule 15(c)(3)." Id.

Finally, with regard to the plaintiffs' contention that Mr. Johnson failed to specifically name WRL Series Fund, Transamerica Life, and World Money Group in the original complaint because the other defendants prevented him from discovering the defendants' corporate structure, the facts of the case do not support this argument. Mr. Johnson filed his initial complaint on October 1, 2001, one day before the expiration of the statute of limitations. Ultimately, had Mr. Johnson filed suit earlier, the identities of the John Doe defendants could have been discovered in time to amend the complaint before the statute of limitations ran. Therefore, it was not the actions of the other defendants that prevented Mr. Johnson from learning the identities of WRL Series Fund, Transamerica Life, and World Money Group. It was his own dilatoriness. As a result, these defendants are dismissed from this action.

V. **Controlling Person Liability**[1]

[1] The defendants also contend that the plaintiffs lack standing to bring Section 11 and 12 claims against those defendants who are not direct issuers, sellers, or underwriters of the annuities at issue. However, the Securities Act of 1933 provides that any person who controls a liable person is equally liable. 15 U.S.C. § 77o. Accordingly, the court will address the defendants standing argument in terms of controlling person liability under Section 15.

The defendants claim that the plaintiffs have failed to properly allege controlling person liability against defendants World Money Group, Aegon USA, WRL, WRL Series Fund, PFL and Transamerica Life pursuant to Section 15 of the 1933 Act. Because the plaintiffs' claims against World Money Group, WRL Series Fund, and Transamerica Life are untimely, the court will only assess controlling person liability as to Aegon USA, WRL, and PFL.

The plaintiffs assert that Aegon USA is the parent company of all the Aegon defendants and owns all of their securities. The plaintiffs contends that Aegon USA controlled the dissemination of the registration statements, prospectuses, disclosures and other relevant documents pertaining to this matter. The plaintiffs assert that Aegon USA had the power and influence to cause or prohibit the purportedly improper conduct alleged in this case. Also, the plaintiffs maintain that defendants WRL and PFL were issuers of the variable annuities purchased by the plaintiffs. The plaintiffs assert that each of these defendants either directly or indirectly controlled and influenced the decision-making and conduct of its underwriters.

Section 15 of the 1933 Act provides:

> Every person who, by or through stock ownership, agency, or otherwise, or who, pursuant to or in connection with an agreement or understanding with one or more other persons by or through stock ownership, agency, or

> otherwise, controls any person liable under sections 77k or 77l of this title, shall also be liable jointly and severally with and to the same extent as such controlled person to any person to whom such controlled person is liable, unless the controlling person had no knowledge of or reasonable ground to believe in the existence of the facts by reason of which the liability of the controlled person is alleged to exist.

15 U.S.C.A. § 77o.

In order to survive a motion to dismiss, the plaintiff must allege that "a defendant . . . had the power to control the general affairs of the entity primarily liable at the time the entity violated the securities laws . . . [and] had the requisite power to directly or indirectly control or influence the specific corporate policy which resulted in the primary liability." Brown v. Enstar Group, Inc., 84 F.3d 393, 396 (11th Cir. 1996).[2] Taking the plaintiffs' allegations as true, the court finds that the plaintiffs have sufficiently alleged controlling person liability as to defendants Aegon USA, WRL, and PFL. However, the evidence

---

[2] In Brown v. Enstar Group, Inc., the Eleventh Circuit announced the test for controlling person liability. However, Brown involved controlling person liability under Section 20(a) of the Exchange Act, rather than Section 15 of the Securities Act. The controlling person analysis under section 15 of the Securities Act and section 20(a) of the Exchange Act is identical. See Pharo v. Smith, 621 F.2d 656, 673 (5th Cir.) ("Section 20(a) is an analogue of section 15 of the Securities Act. Therefore, we give the two sections the same interpretation.") (citation omitted), *amended on other grounds by* Pharo v Smith, 625 F.2d 1226 (5th Cir. 1980).

presented at a later stage in the litigation may support the defendants' contentions that Aegon USA, WRL, and PFL may not be held liable as controlling persons.

Conclusion

For the foregoing reasons, the Aegon defendants' and the WMA defendants' motions to dismiss [Doc. Nos. 58-1 and 59-1] are GRANTED in part and DENIED in part. Plaintiffs Kathleen Hughes and Carolyn Gerin are dismissed as named plaintiffs from this action. Defendants WRL Series Fund, Transamerica Life, and World Money Group are dismissed from this case. Thus, the sole remaining named plaintiff in this action is Jeffery Johnson. The remaining defendants are Aegon USA, Inc., WMA Securities, Inc., Aegon Financial Services Group, Inc., AFSG Securities Corporation, PFL Life Insurance Company, Inc., WRL Assurance Company of Ohio, and Bankers United Life Assurance Company.

SO ORDERED, this 30th day of September, 2004.

CHARLES A. PANNELL, JR.
United States District Judge